UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*


                             DYNATECH CORPORATION

                               (Name of Issuer)

                    Common Stock, par value $.20 per share

                        (Title of Class of Securities)

                                  268138104

                                (CUSIP Number)

                              Marc Weitzen, Esq.
                 Gordon Altman Butowsky Weitzen Shalov & Wein
                114 West 47th Street, New York, New York 10036
                                (212) 626-0800

         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                July 7, 1994

           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be file with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        13D - Amendment No. 4

     The Reporting Persons, consisting of The SC Fundamental Value Fund, L.P. ("Fund"), SC Fundamental Inc. ("SC"), SC Fundamental Value BVI, Ltd. ("BVI Ltd."), SC-BVI Partners ("Partners"), SC Fundamental Value BVI, Inc. ("BVI Inc."), Gary N. Siegler ("Siegler") and Peter M. Collery ("Collery") amend their statement on Schedule 13D relating to the common stock, par value $.20 per share, of Dynatech Corporation as set forth herein. Unless otherwise indicated, capitalized terms contained herein shall have the meaning ascribed to them in Reporting Persons' prior statements on Schedule 13D.

Item 4.    Purpose of Transaction

     Reporting Persons began, as the Dynatech Stockholders Committee, soliciting proxies by mailing proxy material (Exhibit 6 hereto) to the Stockholders of the Issuer on July 7, 1994 for the annual meeting of Stockholders to be held July 26, 1994.

Item 6.    Material to Be Filed as Exhibits

              Exhibit 6 Definitive Proxy Statement of the Dynatech Stockholders Committee

                            SIGNATURES

       After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value $.20 per share, of Dynatech Corporation, a Delaware corporation, is true, complete and correct.

Date: July 8, 1994

                              THE SC FUNDAMENTAL VALUE FUND, L.P.

                              By: SC Fundamental Inc.
                              Its: General Partner

                              By: /s/ Peter M. Collery
                                     Peter M. Collery
                              Its:   Vice President


                              SC FUNDAMENTAL VALUE BVI, LTD.

                              By: /s/ Anthony Stocks
                                     Anthony Stocks
                              Its: Director


                              SC-BVI PARTNERS

                              By: SC Fundamental Value BVI, Inc.
                              Its: General Partner

                              By: /s/ Peter M. Collery
                                    Peter M. Collery
                              Its:  Vice President


                              SC FUNDAMENTAL INC.
                              SC FUNDAMENTAL VALUE BVI, INC.

                              Both by: /s/ Peter M. Collery
                                       Peter M. Collery
                              Its:     Vice President


                              /s/ Peter M. Collery
                                  Peter M. Collery


                               /s/ Gary N. Siegler
                                   Gary N. Siegler